UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2002

GRUPO TELEVISA, S.A.
(Translation of registrant's name into English)

Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 ____.)

Televisa

FOR IMMEDIATE RELEASE

GRUPO TELEVISA REPORTS THIRD QUARTER 2002 RESULTS

- Net Sales Amounted to Ps.5.2 Billion -
-Television Broadcasting EBITDA Margin Increased to 40.0% -
-Net Income Increased 10.2% -
- Ratings and Audience Share Maintained Strong Figures-

- **Net Sales** decreased marginally to Ps.5,232,756 thousand in the third quarter of 2002 from Ps.5,254,862 thousand in the third quarter of 2001. This slight decrease was due to a decline in sales primarily in the Other Businesses, Cable Television, Publishing and Television Broadcasting segments reflecting the weak economic environment. This decrease was partially offset by higher revenues in the Publishing Distribution and Programming for Pay Television segments.

- **EBITDA** increased 0.9% to Ps.1,519,910 thousand during the third quarter of 2002 compared to Ps.1,506,682 thousand in the third quarter of 2001. The improvement in EBITDA despite a reduction in sales is a result of the Company's continued effort to reduce costs and operating expenses. **EBITDA margin** increased to 29.0% in the third quarter of 2002 from 28.7% in the same period of last year. Television Broadcasting EBITDA Margin increased to 40.0% and Programming for Pay Television EBITDA margin improved to 21.9%.

- On September 4, 2002 Grupo Televisa announced a **share repurchase program** of up to U.S.$400 million over the next 3 years. Under the terms of the program, the Company may, from time to time, at management's discretion, acquire stock subject to legal, market and other business conditions at the time of purchase.

- In the third quarter of 2002, Grupo Televisa reported a **net income** of Ps.378,258 thousand compared to a net income of Ps.343,102 thousand in 2001's comparable period.

- National urban **ratings** and **audience share** reported by IBOPE confirm that in the third quarter of 2002, Televisa's ratings and audience share maintained their dominant figures. During the third quarter, prime-time audience share amounted to 73.7% and sign-on to sign-off audience share 74.6%. Televisa aired 89% of the 200 most popular programs, maintaining its dominant position in prime-time.

Grupo Televisa, S.A., Av. Vasco de Quiroga 2000, Col. Santa Fe, México, D.F.01210

CONSOLIDATED RESULTS

MEXICO CITY, D.F., October 23, 2002 – Grupo Televisa, S.A. (NYSE:TV) today announced results for the third quarter ended September 30, 2002. Results, which are attached, are in thousands of Mexican pesos and have been prepared in accordance with Mexican GAAP, and adjusted to pesos in purchasing power as of September 30, 2002. Financial highlights are as follows:

	Three Months Ended September 30, 2002	2001
Net Sales[1]	Ps. 5,232,756	Ps. 5,254,862
Cost of Sales	3,002,828	3,035,693
Gross Profit	2,229,928	2,219,169
Selling Expenses	393,456	375,581
Administrative Expenses	316,562	336,906
Operating Expenses	710,018	712,487
Operating Cash Flow[2]	1,519,910	1,506,682
Operating Income	1,157,175	1,157,650
Integral Cost of Financing	118,180	260,551
Net Income	378,258	343,102

[1] See "-Results by Business Segment" for information regarding segment results.
[2] Operating Cash flow is defined as operating income before depreciation and amortization.

Net sales

Net sales decreased marginally by 0.4% to Ps.5,232,756 thousand in the third quarter of 2002 from Ps.5,254,862 thousand in the third quarter of 2001 attributable to lower revenues in the Other Businesses, Cable Television, Publishing, Television Broadcasting, Programming Licensing and Radio segments. These decreases were partially offset by higher sales in the Publishing Distribution and Programming for Pay Television segments.

Cost of sales

Total cost of sales decreased 1.1% to Ps.3,002,828 thousand in the third quarter of 2002 from Ps.3,035,693 thousand in the third quarter of 2001. The decrease reflects lower costs in the Television Broadcasting division as a result of lower production costs, as well as a reduction in cost of sales in the Other Businesses, Programming for Pay Television, Programming Licensing, Publishing and Cable Television segments. These decreases were partially offset by higher costs in the Publishing Distribution and Radio segments.

Operating Expenses

Operating expenses, including corporate expenses, slightly decreased by 0.3% in the third quarter of 2002 to Ps.710,018 thousand as compared to Ps.712,487 thousand reported in the same period of 2001. This slight decrease is primarily due to a 6.0% reduction in administrative expenses, resulting primarily from personnel layoffs in the Publishing, Radio and Internet divisions. The decrease was partially offset by a 4.8% increase in selling expenses mainly due to the Television Broadcasting, Programming Licensing and Programming for Pay Television segments due to a higher provision for doubtful trade accounts in Latin America.

Operating Cash Flow

Operating cash flow increased 0.9% to Ps.1,519,910 thousand in the third quarter of 2002 from Ps.1,506,682 thousand reported in the same period of 2001. Operating cash flow margin for the third quarter of 2002 increased to 29.0% from 28.7% in the same period of last year. These increases are primarily related to lower costs of sales and operating expenses partially offset by lower sales.

Operating Income

Operating income remained flat at Ps.1,157,175 thousand in the third quarter of 2002 as compared to the same period of 2001, due to lower costs and operating expenses, partially offset by lower sales and higher depreciation costs in the Television Broadcasting and Cable Television segments.

Integral Cost of Financing

Integral cost of financing for the three months ended September 30, 2002 and 2001, consisted of (in thousands of Mexican pesos):

		2002		2001		Increase (decrease)
Interest expense	Ps.	303,410	Ps.	278,834	Ps.	24,576
Restatement of investment units ("UDIs")		41,400		27,644		13,756
Interest income		(139,966)		(226,636)		86,670
Foreign exchange loss - net		99,657		85,945		13,712
Foreign exchange loss - hedged		(163,276)		-		(163,276)
Foreign exchange loss from forward contracts		-		983		(983)
Foreign exchange gain from option contracts		(1,173)		-		(1,173)
(Gain) loss from monetary position - net		(21,872)		93,781		(115,653)
	Ps.	118,180	Ps.	260,551	Ps.	(142,371)

Integral cost of financing decreased to Ps.118,180 thousand during the third quarter of 2002 from Ps.260,551 thousand during 2001's comparable period. The net decrease of Ps.142,371 thousand, or 54.6%, reflects primarily: (a) a Ps.163,276 thousand decrease resulting from the foreign exchange loss incurred in the three months ended September 30, 2002 in connection with the Company's long-term U.S. dollar debt securities maturing in 2011 and 2032, and being hedged, since March 1, 2002, by the foreign currency translation result recognized in stockholders' equity (other comprehensive income or loss) and derived from the Company's net U.S. dollar investment in Univision; (b) a Ps.115,653 thousand charge in monetary position as a result of a net liability monetary position during the third quarter of 2002 as compared to a net asset monetary position during the third quarter of 2001; (c) a Ps.983 thousand decrease in loss attributable to foreign exchange contracts outstanding during the three months ended September 30, 2001, which were settled down in the fourth quarter of 2001; and (d) a Ps. 1,173 thousand gain attributable to foreign exchange option contracts entered into during the three months ended September 30, 2002.

This decrease in integral cost of financing was partially offset by (a) a Ps.86,670 thousand decrease in interest income, as a result of a reduction in interest rates during the three months ended September 30, 2002 as compared to the three months ended September 30, 2001, as well as a lower average amount of temporary investments during the third quarter of 2002 as compared to the third quarter of 2001; (b) a Ps.24,576 thousand increase in interest expense, primarily as a result of a higher level of debt outstanding during the third quarter of 2002 as compared to the third quarter of 2001, which was partially offset by a reduction in the interest rates attributable to some of the Company's debt during the three months ended September 30, 2002 as compared to the three months ended September 30, 2001; (c) a Ps.13,756 thousand increase in the restatement of the Company's UDI denominated debt, primarily due to higher inflation as measured by the UDI value during the third quarter of 2002 as compared to the third quarter of 2001; and (d) a Ps.13,712 thousand increase in net foreign exchange loss, primarily due to a higher net liability foreign currency monetary position of the Company in the three months ended September 2002 as compared to the three months ended September 30, 2001, which was partially offset by a reduction in the depreciation of the Mexican peso as compared to the U.S. dollar in the third quarter of 2002 (2.7%) as compared to the third quarter of 2001 (4.6%).

Restructuring and Non-recurring Charges

Restructuring and non-recurring charges amounted to Ps.116,241 thousand in the third quarter of 2002. These charges include the write-off of exclusive rights letters for soccer players, as well as personnel layoffs in our Television Broadcasting, Radio and Publishing segments.

Other Expense-Net

Other expense-net amounted to Ps.247,511 thousand in the third quarter of 2002, as compared to Ps.148,524 thousand in 2001's comparable period. This increase primarily reflects an increase in the amortization of goodwill, primarily in connection with the acquisition of shares of Univision in December 2001 and April 2002, as well as donations and expenses for professional services not related to the daily core operations of our business.

Income Taxes

Income tax, assets tax and employees' profit sharing amounted to Ps.173,210 thousand for the nine months ended September 30, 2002, primarily as a result of an estimated effective income tax rate of 27%, which was partially offset by a tax benefit from an annual decrease in the corporate income tax rate starting in 2003 and continuing through 2005 when the corporate rate will be 32%, and applicable to Mexican companies in accordance with the new Mexican Income Tax Law effective January 1, 2002.

Equity in Losses of Affiliates

Equity in losses of affiliates decreased to a loss of Ps.127,898 thousand in the third quarter of 2002 from a loss of Ps.233,066 thousand in 2001's comparable period. The decrease of Ps.105,168 thousand, or 45.1%, primarily reflects a decrease in the equity losses of the Company's Multi-country DTH joint venture with current operations in Colombia and Chile, which was partially offset by an increase in the equity losses of the Company's DTH joint venture in Mexico ("Innova"), as described below.

During 2001 and the nine months ended September 30, 2002, the Company's investment in Innova has been represented by a net liability position on the Company's consolidated balance sheet. This net liability position represents losses recognized in excess of the Company's capital contributions and long-term loans to Innova, but not in excess of the outstanding long-term debt incurred by this joint venture in connection with a transponder capital lease being guaranteed by the Company. In order to maintain a net liability position of Ps.838,612 thousand as of September 30, 2002, which represented the outstanding long-term debt incurred by Innova being guaranteed by the Company as of that date, the Company recognized additional losses of Innova in the third quarter of 2002.

Discontinued Operations

On December 19, 2001, in connection with a series of transactions, the Company reached an agreement to sell its Music Recording business to Univision in exchange for consideration of 6,000,000 shares of Univision common stock and warrants to purchase 100,000 shares of Univision common stock which expire in December 2017. This sale was substantially completed in April 2002. In conjunction with this transaction, the Company may have to pay certain adjustments to Univision in connection with an audit of the Music Recording business by Univision, which is still in process of being resolved by the parties. While the Company's management does not believe that any of these adjustments will be material in amount or impact, the Company can give no assurances in this regard.

Minority Interest

The Company's minority interest was Ps.18,135 thousand for the third quarter of 2002, as compared to Ps.35,945 thousand for 2001's comparable period. The decrease primarily reflects a reduction in the net income of the Cable Television segment, in which the Company has a 51% interest stake, as well as a net loss of the Company's radio business, which has been 50% owned by Grupo Prisa since October 2001.

Net Income

In the third quarter of 2002, the Company had a net income of Ps.378,258 thousand compared to a net income of Ps.343,102 thousand in 2001's comparable period. The increase of Ps.35,156 thousand is due principally to:

- a reduction in integral cost of financing of Ps.142,371 thousand;
- a decrease in equity losses of affiliates of Ps.105,168 thousand;
- a net increase in income from discontinued operations of Ps.23,877 thousand; and
- a decrease in minority interest of Ps.17,810 thousand.

These favorable variances were partially offset by a marginal decrease in operating income of Ps.475 thousand; and increase in restructuring and non-recurring charges of Ps.60,416 thousand; an increase in other expense-net of Ps.98,987 thousand; an increase in income taxes of Ps.94,110 thousand; and a marginal decrease in cumulative effect of accounting change in 2001 of Ps.82 thousand.

RESULTS BY BUSINESS SEGMENT

The following tables set forth the net sales, EBITDA and operating income (loss) for each of the Company's business segments:

	Three months ended September 30, 2002	2001	% Change	Contribution to segment revenues
Net Sales				
Television Broadcasting	Ps. 3,352,950	Ps. 3,364,159	(0.3%)	63.5%
Programming for Pay Television	151,162	139,797	8.1%	2.9%
Programming Licensing	356,637	362,647	(1.7%)	6.8%
Publishing	411,456	432,385	(4.8%)	7.8%
Publishing Distribution	359,954	248,207	45.0%	6.8%
Cable Television	264,470	300,906	(12.1%)	5.0%
Radio	32,959	35,462	(7.1%)	0.6%
Other Businesses	348,653	423,432	(17.7%)	6.6%
Segment Revenues	5,278,241	5,306,995	(0.5%)	100.0%
Intersegment Operations[1]	(45,485)	(114,383)	-	
Disposed Operations[2]	-	62,250	-	
Consolidated Revenues	**Ps. 5,232,756**	**Ps. 5,254,862**	(0.4%)	

	Three Months Ended September 30, 2002	Margin	2001	Margin	% Change
EBITDA					
Television Broadcasting	Ps. 1,342,001	40.0%	Ps. 1,322,236	39.3%	1.5%
Programming for Pay Television	33,131	21.9%	28,162	20.1%	17.6%
Programming Licensing	67,623	19.0%	88,619	24.4%	(23.7%)
Publishing	64,429	15.7%	78,362	18.1%	(17.8%)
Publishing Distribution	9,220	2.6%	3,269	1.3%	182.0%
Cable Television	84,724	32.0%	92,233	30.7%	(8.1%)
Radio	(21,167)	(64.2%)	(18,741)	(52.8%)	-
Other Businesses	(27,805)	(8.0%)	(60,700)	(14.3%)	-
Corporate expenses	(32,246)	(0.6%)	(32,226)	(0.6%)	-
Segment EBITDA	1,519,910	28.8%	1,501,214	28.3%	1.2%
Disposed Operations[2]	-	-	5,468	-	-
Consolidated EBITDA	**Ps. 1,519,910**	**29.0%**	**Ps. 1,506,682**	**28.7%**	**0.9%**

[1] Intersegment operations: For segment reporting purposes, intersegment operations are included in each of the segment operations.
[2] Disposed operations primarily reflect the results of operations of Merkatel.

	Three Months Ended September 30,					
		2002	Margin	2001	Margin	% Change
Operating Income (Loss)						
Television Broadcasting	Ps.	1,106,868	33.0%	Ps. 1,112,458	33.1%	(0.5%)
Programming for Pay Television		22,701	15.0%	18,389	13.2%	23.4%
Programming Licensing		65,079	18.2%	84,303	23.2%	(22.8%)
Publishing		58,426	14.2%	64,473	14.9%	(9.4%)
Publishing Distribution		4,462	1.2%	(310)	(0.1%)	-
Cable Television		49,968	18.9%	67,370	22.4%	(25.8%)
Radio		(25,618)	(77.7%)	(24,900)	(70.2%)	-
Other Businesses		(92,465)	(26.5%)	(136,405)	(32.2%)	-
Corporate expenses		(32,246)	(0.6%)	(32,226)	(0.6%)	-
Segment Operating Income		1,157,175	21.9%	1,153,152	21.7%	0.3%
Disposed Operations[1]		-	-	4,498	-	-
Consolidated Operating Income	Ps.	1,157,175	22.1%	Ps. 1,157,650	22.0%	0.0%

[1] Disposed operations primarily reflects the results of operations of Merkatel.

Television Broadcasting

The slight decrease in Television Broadcasting sales of 0.3% to Ps.3,352,950 thousand in the third quarter of 2002 from Ps.3,364,159 thousand in 2001's comparable period is attributable to our clients' reallocation of their advertising budget towards the World Cup event in the second quarter of 2002, which caused a decline in sales in the month of July. Sales increased in the subsequent months, but it was not sufficient to offset the shortfall in revenues. However, EBITDA increased by 1.5%.

Television Broadcasting operating income decreased marginally 0.5% related to higher depreciation costs due to technical and transportation equipment and higher operating expenses due to a higher provision for doubtful trade accounts. These increases were partially offset by lower cost of sales due to lower production costs associated with *telenovelas* and newscasts.

Programming for Pay Television

The increase in Programming for Pay Television sales of 8.1% to Ps.151,162 thousand in the third quarter of 2002 as compared to Ps.139,797 thousand in the same period of last year was due to higher revenues from signals sold to pay television systems in Mexico.

Programming for Pay Television operating income increased 23.4% due to lower signal costs, partially offset by higher operating expenses due to an increase in the provision for doubtful trade accounts related to Latin America.

Programming Licensing

The decrease in Programming Licensing sales of 1.7% to Ps.356,637 thousand during the third quarter of 2002 compared to the same period of last year reflects lower export sales to Latin America due to the difficult economic conditions in that area. This decrease was partially offset by higher export sales to Asia and Africa.

Programming Licensing operating income decreased 22.8%, reflecting higher selling expenses due to a higher provision for doubtful trade accounts in Latin America, partially offset by lower cost of sales and administrative expenses.

Publishing

Publishing sales decreased 4.8% to Ps.411,456 thousand in the third quarter of 2002 from Ps.432,385 thousand in 2001's comparable period due to the lower circulation of magazines in the domestic market as well as a reduction in the number of advertising pages sold abroad. These decreases were partially offset by an increase of advertising pages sold in the domestic market.

Publishing operating income decreased by 9.4% in the third quarter of 2002 as compared with the same period of last year. This decrease reflects lower sales, partially offset by lower costs and operating expenses.

Publishing Distribution

Publishing Distribution sales increased 45.0% to Ps.359,954 thousand in the third quarter of 2002 as compared with Ps.248,207 thousand in 2001's comparable period, reflecting the integration of revenue from the acquisition of the operations in Chile and Argentina last quarter.

Publishing Distribution operating income increased by Ps.4,772 thousand to Ps.4,462 thousand in the third quarter of 2002 as compared with 2001's comparable period due to higher sales partially offset by higher costs and operating expenses.

Cable Television

Cable Television sales decreased 12.1% in the third quarter of 2002 as compared to the third quarter of last year due to market conditions. At the end of the third quarter of 2002 basic subscribers totaled approximately 421,000, of which 70,000 are digital subscribers.

Cable Television operating income decreased 25.8% year over year due to higher depreciation costs related to digital boxes and infrastructure investments as well as lower sales. These decreases were partially offset by lower cost of sales due to personnel layoffs and a reduction in selling expenses related to lower marketing costs.

Radio

Radio sales decreased 7.1% in the third quarter of 2002 as compared to the third quarter of 2001 due to a decline in advertising time sold, reflecting the difficult economic environment that is adversely affecting the Mexican radio industry.

Radio operating loss marginally increased by Ps.718 thousand in the third quarter of 2002 as compared with the same period of last year reflecting the reduction in revenues and higher cost of sales due to a change in format of our programs. This decrease was partially offset by a decrease in operating expenses, due to personnel layoffs.

Other Businesses

The decrease in Other Businesses sales of 17.7% in the third quarter of 2002 as compared with the same period of last year was primarily due to lower sales in the distribution of feature film productions, the nationwide paging, Internet and sports events businesses. This decrease was partially offset by higher revenues related to our dubbing business.

Other Businesses operating loss decreased by Ps.43,940 thousand in the third quarter of 2002 as compared with the same period last year primarily due to a reduction in costs of sales and operating expenses in Internet and the nationwide paging businesses, partially offset by lower revenues.

DIRECT TO HOME SATELLITE SERVICES

Sky

Innova, S. de R.L. de C.V., the pay-TV market leader in Mexico, providing direct-to-home (DTH) satellite television services under the SKY brand name, continues to lead the Mexican DTH industry with approximately a 74% market share as measured by the number of gross active subscribers. During the third quarter 2002, Innova's gross active subscriber base experienced a net increase of approximately 3,700 subscribers as compared to the net loss of approximately 6,000 subscribers in the second quarter of 2002, reversing the negative trend. Total subscribers amounted to 699,000.

Net revenues of Ps.850.8 million for the third quarter of 2002 increased by Ps.1.9 million, or 0.2%, as compared to the third quarter of 2001.

EBITDA increased 15% to Ps.254.8 million for the third quarter of 2002 as compared to the same period of 2001 due to higher revenues and lower cost of services and sales, which were partially offset by higher operating expenses. EBITDA margin increased 15% from 26% in the third quarter of 2001 to 30% in the third quarter of 2002.

Innova did not require additional funding from its shareholders during the third quarter of 2002 including for the payment of interest to bondholders on October 1, 2002. This was mainly due to strong cash flow from collections and the current balance of cash resources available. This quarter, together with the second quarter 2002, marks the first time Innova has not required funds from shareholders during two straight quarters. For further reference, see "Innova, S. de R.L. de C.V. third quarter of 2002 press release."

OTHER RELATED INFORMATION

Capital Expenditures, Acquisitions and Investments

During the third quarter of 2002, the Company invested approximately U.S.$30.8 million in property, plant and equipment as capital expenditures for the acquisition of technical, transmission and computer equipment, of which approximately U.S.$3.3 million is related to Cablevisión. Additionally, in the same period of 2002 the Company invested approximately U.S.$3.9 million in the Multi-Country DTH venture in South America. Innova did not require funding from its shareholders.

Disposition of Investment in Chile

In the third quarter of 2002, Grupo Televisa sold its 21.99% minority interest in *Red Televisiva Megavisión, S.A.* ("Megavisión"), a broadcasting television company in Chile, for the amount of U.S. $4.2 million, of which U.S. $2.1 million was paid in cash and U.S. $2.1 million in the form of a note receivable due in August 2003. Grupo Televisa recognized a pre-tax gain on this sale of approximately Ps.10,913 thousand, which represented the excess of the cash and non-cash proceeds over the carrying value of the net investment in Megavisión at the transaction date.

Debt

As of September 30, 2002, the Company's long-term debt amounted to Ps.13,105,612 thousand, and its current debt was Ps.1,226,656 thousand, as compared to Ps.11,153,312 thousand and Ps.397,949 thousand, respectively, as of September 30, 2001.

Effective March 1, 2002, the Company designated its net investment in shares of Univision as an effective hedge of both its U.S.$300 million Senior Notes due in 2011 and U.S.$ 300 million Senior Notes due in 2032. Consequently, beginning March 1, 2002, any foreign exchange gain or loss attributable to this U.S. dollar long-term debt will be credited or charged directly to other comprehensive income or loss in stockholders' equity, as being hedged by the Company's net investment in shares of Univision.

Share Buyback Program

On September 4, 2002 Grupo Televisa announced a share repurchase program of up to U.S.$400 million over the next 3 years. Under the terms of the program, the Company may, from time to time, at management's discretion, acquire stock subject to legal, market and other business conditions at the time of purchase.

Acquisition

On October 18, 2002, Grupo Televisa and *Corporación Interamericana de Entretenimiento S.A. de C.V.*("CIE") (BMV: CIE B), the leading live entertainment company in Latin America, Spain and the Latin U.S. market, announced an agreement to form a strategic alliance under which the Company will acquire a 40% interest in *OCESA Entretenimiento, S.A. de C.V.("OCESA")*, a newly formed subsidiary of CIE, which owns all the assets related to CIE's Live Entertainment Business Unit in Mexico, for U.S.$107.2 million.

In the fourth quarter of 2002, Televisa will make an initial payment of U.S.$60 million and the remaining balance will be paid during the first quarter of 2003. CIE has made a commitment to Televisa that *OCESA* will generate a minimum accumulated EBITDA of USD $129 million by the end of 2005.

Television Ratings and Audience share

National urban ratings and audience share data reported by IBOPE certify that Television Broadcasting **ratings** and **audience share** maintained their dominant position in the third quarter of 2002. During the third quarter of 2002, total Televisa audience share amounted to 73.7% in prime time; 72.9% in 16:00 to 23:00 hrs. and 74.6% in sign-on to sign-off.

In the third quarter of 2002, Televisa aired 89% of the 200 most popular programs. Channel 2 continues to be the leader in Mexican Television largely due to the success of the following telenovelas: "*Entre el Amor y el Odio*," "*Las Vías del Amor*," "*La Otra*" and "*Así son Ellas*."

Outlook for 2002

At this time, we are projecting that for the fourth quarter 2002, Television Broadcasting revenues will increase in the range of 4% to 5% compared to the fourth quarter of last year, based on the upfront sales that have to be allocated during this period.

We expect costs to be marginally stable during the year 2002 compared with 2001, excluding costs and expenses associated with the World Cup.

Grupo Televisa S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, paging services, feature film production and distribution, dubbing, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States.

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 1. Description of Business - Cautionary Statement" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially for those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Please see attached tables for financial information and ratings data)

###

Contacts:

In Mexico:
Alberto Islas
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 México, D.F.
(5255) 5261-2000

In U.S. & Europe:
Adam Miller / Robert Malin
The Abernathy MacGregor Group
501 Madison Avenue
New York, NY 10022
(212) 371-5999

GRUPO TELEVISA, S. A.
CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2002 AND DECEMBER 31, 2001
(Thousands of Mexican pesos in purchasing power as of September 30, 2002)

ASSETS

	September 30, 2002 (Unaudited)	December 31, 2001 (Audited)
Current:		
Available:		
Cash	Ps. 555,949	Ps. 504,826
Temporary investments	6,353,553	5,341,915
	6,909,502	5,846,741
Trade notes and accounts receivable-net	3,485,143	9,114,375
Other accounts and notes receivable-net	1,156,238	936,760
Due from affiliated companies-net	284,189	427,998
Transmission rights, programs, films and production talent advances	4,475,093	4,211,147
Inventories	487,662	553,495
Other current assets	339,889	593,337
Current assets of discontinued operations	-	717,497
Total current assets	17,137,716	22,401,350
Transmission rights, programs and films	3,893,688	3,572,982
Investments	2,123,559	4,163,037
Property, plant and equipment-net	13,940,874	13,428,961
Goodwill and trademarks-net	7,725,320	3,002,635
Deferred costs-net	2,618,781	2,759,802
Other assets	401,609	672,589
Non-current assets of discontinued operations	-	46,881
Total assets	Ps. 47,841,547	Ps. 50,048,237

(Thousands of Mexican pesos in purchasing power as of September 30, 2002)

LIABILITIES

		September 30, 2002 (Unaudited)		December 31, 2001 (Audited)
Current:				
Current portion of long-term debt	Ps.	1,226,656	Ps.	347,995
Trade accounts payable		2,146,243		2,174,715
Taxes payable		232,449		281,026
Accrued interest		219,035		216,426
Other accrued liabilities		1,038,088		519,581
Current liabilities of discontinued operations		-		176,830
Total current liabilities		4,862,471		3,716,573
Long-term:				
Long-term debt		13,105,612		13,324,834
Other long-term liabilities		615,367		474,416
Total long-term liabilities		13,720,979		13,799,250
Deferred credits:				
Customer deposits and advances		4,690,440		11,226,516
Other liabilities:				
Deferred taxes		1,951,302		1,800,319
Pension plans and seniority premiums		68,533		38,820
		2,019,835		1,839,139
Total liabilities		25,293,725		30,581,478

STOCKHOLDERS' EQUITY

		September 30, 2002 (Unaudited)		December 31, 2001 (Audited)
Contributed capital:				
Capital stock, no par value:				
Issued		7,487,009		7,487,002
Repurchased		(240,895)		(234,556)
Outstanding		7,246,114		7,252,446
Additional paid-in capital		212,853		212,457
		7,458,967		7,464,903
Earned capital:				
Legal reserve		1,164,322		1,094,388
Reserve for repurchase of shares		5,424,964		5,424,964
Unappropiated earnings		10,032,381		8,728,363
Accumulated other comprehensive loss		(4,262,164)		(5,658,792)
Net income for the period		1,647,761		1,398,684
		14,007,264		10,987,607
Total majority interest		21,466,231		18,452,510
Minority interest		1,081,591		1,014,249
Total stockholders' equity		22,547,822		19,466,759
Total liabilities and stockholders' equity	Ps.	47,841,547	Ps.	50,048,237

GRUPO TELEVISA, S. A.
CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(Thousands of Mexican pesos in purchasing power as of September 30, 2002)

	Three months ended September 30, 2002 (Unaudited)	Three months ended September 30, 2001 (Unaudited)	Nine months ended September 30, 2002 (Unaudited)	Nine months ended September 30, 2001 (Unaudited)
Net sales	Ps. 5,232,756	Ps. 5,254,862	Ps. 14,943,133	Ps. 14,554,246
Cost of sales	3,002,828	3,035,693	8,732,071	8,566,745
Gross profit	2,229,928	2,219,169	6,211,062	5,987,501
Operating expenses:				
Selling	393,456	375,581	1,157,219	1,108,986
Administrative	316,562	336,906	985,590	1,042,913
	710,018	712,487	2,142,809	2,151,899
EBITDA*	1,519,910	1,506,682	4,068,253	3,835,602
Depreciation and amortization	362,735	349,032	1,055,511	1,033,406
Operating income	1,157,175	1,157,650	3,012,742	2,802,196
Integral cost of financing:				
Interest expense	303,410	278,834	862,362	848,433
Restatement of Investment Units ("UDIs")	41,400	27,644	123,092	119,814
Interest income	(139,966)	(226,636)	(453,164)	(781,907)
Foreign exchange loss - net	98,484	86,928	482,454	55,221
Foreign exchange loss hedged	(163,276)	-	(643,252)	-
(Gain) loss from monetary position - net	(21,872)	93,781	112,585	265,187
	118,180	260,551	484,077	506,748
Restructuring and non-recurring charges	116,241	55,825	593,053	481,211
Other expense-net	247,511	148,524	658,806	453,368
Income before taxes	675,243	692,750	1,276,806	1,360,869
Income tax and assets tax - current	113,579	187,209	612,441	541,909
Employees' profit sharing - current	5,786	6,137	20,609	23,783
Deferred income taxes	42,055	(126,036)	(459,840)	(263,980)
	161,420	67,310	173,210	301,712
Income before equity in results of affiliates, discontinued operations, cumulative effect of accounting change and minority interest	513,823	625,440	1,103,596	1,059,157
Equity in losses of affiliates -net	(127,898)	(233,066)	(507,221)	(459,463)
Income (loss) from discontinued operations-net	10,468	(13,409)	1,081,957	7,907
Cumulative loss effect of accounting change -net	-	82	-	(72,686)
Minority interest	(18,135)	(35,945)	(30,571)	(74,385)
Net income	Ps. 378,258	Ps. 343,102	Ps. 1,647,761	Ps. 460,530

(*) EBITDA is defined as operating income before depreciation and amortization.

GRUPO TELEVISA, S. A.

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR 3Q AND 4Q 2001 AND 1Q, 2Q AND 3Q 2002 (SIGN-ON TO SIGN-OFF – 6:00 AM TO MIDNIGHT) (1) MONDAY TO SUNDAY

	2001								2002									
	Jul	Aug	Sep	Oct	Nov	Dec	2001	Jan	Feb	Mar	Apr	May	Jun	2 Q	Jul	Aug	Sep	3 Q
Channel 2																		
Rating	11.6	11.4	12.1	12.7	12.1	10.8	12.1	12.8	12.3	11.6	12.2	12.0	12.3	12.2	12.2	11.8	11.6	11.9
Share (%)	31.0	30.6	31.3	31.7	30.8	29.5	31.8	33.2	32.5	30.8	32.4	32.3	33.1	32.6	31.8	31.3	31.0	31.4
Total Televisa (2)																		
Rating	27.5	26.6	27.6	28.8	28.4	26.5	27.8	28.2	28.1	28.3	28.7	29.1	28.4	28.7	29.7	27.6	27.3	28.2
Share (%)	73.2	71.5	71.2	71.7	72.0	72.8	73.0	73.0	74.2	75.8	76.5	78.0	76.1	76.9	77.8	73.5	72.9	74.6

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR 3Q AND 4Q 2001 AND 1Q, 2Q AND 3Q 2002 (4:00 PM TO 11:00PM) (1) MONDAY TO SUNDAY

	2001								2002									
	Jul	Aug	Sep	Oct	Nov	Dec	2001	Jan	Feb	Mar	Apr	May	Jun	2 Q	Jul	Aug	Sep	3 Q
Channel 2																		
Rating	17.7	17.4	17.5	19.0	18.5	16.5	18.5	20.0	18.9	17.3	17.6	18.2	18.3	18.0	18.2	17.9	17.8	18.0
Share (%)	32.4	32.1	31.3	32.9	32.3	31.1	33.3	35.0	34.2	31.4	32.2	33.6	34.7	33.5	33.0	33.1	32.6	32.9
Total Televisa (2)																		
Rating	38.7	36.6	38.1	39.8	39.5	38.7	39.1	40.1	39.8	39.8	40.9	41.6	39.7	40.7	42.3	38.4	38.5	39.8
Share (%)	70.9	67.8	68.2	68.8	68.7	69.0	70.5	70.3	71.9	72.5	74.6	76.9	75.2	75.6	76.5	71.3	70.7	72.9

NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR 3Q AND 4Q 2001 AND 1Q, 2Q AND 3Q 2002 (TELEVISA PRIME-TIME–7:00 PM TO 11:00P.M.) (1)(3) MONDAY TO FRIDAY

	2001								2002									
	Jul	Aug	Sep	Oct	Nov	Dec	2001	Jan	Feb	Mar	Apr	May	Jun	2 Q	Jul	Aug	Sep	3 Q
Channel 2																		
Rating	21.2	21.6	23.4	23.8	22.7	20.8	22.9	24.5	23.7	21.1	21.5	21.6	21.9	21.7	20.8	22.3	22.8	22.0
Share (%)	34.4	35.5	36.1	36.0	34.2	34.1	36.2	37.2	38.8	33.4	34.1	35.2	38.7	35.4	33.6	37.2	37.2	36.0
Total Televisa (2)																		
Rating	43.1	41.2	44.0	44.4	43.9	39.7	44.5	44.9	44.9	45.0	46.5	47.9	45.5	46.6	48.0	43.5	43.7	45.1
Share (%)	70.1	67.7	67.9	67.3	66.3	65.2	70.4	68.1	69.9	71.3	73.9	77.9	76.4	76.1	77.5	72.5	71.2	73.7

NOTES:

1) National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated, seven days a week, in Mexico City, Guadalajara, Monterrey and 24 other cities with a population over 400,000. "Ratings" for a period refers to the number of television sets tuned into a television channel as a percentage of the total number of all television households and "audience share" means the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.

2) "Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 are generally broadcast in 10 of the 26 cities other than Mexico City that are covered by national surveys, and programming on Channel 9 affiliates are broadcast in 22 of such cities.

3) "Televisa Prime Time" is the time during which the Company generally charges its highest rates.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.
(Registrant)

Dated: October 24, 2002

By /s/ Jorge Lutteroth Echegoyen
Name: Jorge Lutteroth Echegoyen
Title: Controller, Vice-President